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SEC FILE NUMBER
8-70198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moneylion Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

249-245 W 17th Street
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Fishler	347-387-3135	Gary.Fishler@Gendigital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall, Suite 1200	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

9/24/2023	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Fishler , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moneylion Securities,LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Gary Fishler

Title:

FinOp Principal, CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MoneyLion Securities, LLC
(A Wholly Owned subsidiary of MoneyLion Technologies Inc.)
(SEC I.D. No. 8-70198)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a public document



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Senior Management of Moneylion Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MoneyLion Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and is reliant on the Parent for continued financial support. In addition, as discussed in Note 5 to the financial statements, the company has incurred a regulatory net capital deficiency as of December 31, 2025. Our opinion is not modified with respect to these matters.

RSM US LLP

We have served as the Company's auditor since 2022.

Minneapolis, Minnesota
March 16, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

MoneyLion Securities, LLC
Statement of Financial Condition as of December 31, 2025
<u>(USD)</u>

Assets

Cash and Cash Equivalents	$	6,396
Receivable from Affiliate (Note 3)		525,700
Total Assets		532,095

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities (related party)	$	61,500
Total Liabilities		61,500

Member's Equity

Total Member's Equity		470,595
Total Liabilities and Member's Equity	$	532,095

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activities

MoneyLion Securities, LLC (the "Company") was formed on July 11, 2018 as a Delaware Limited Liability Company, and is a subsidiary of MoneyLion Technologies Inc. (the "Parent") a Delaware corporation. The Parent operates a personal finance platform that provides a suite of mobile apps that help users simplify their personal financial management, providing a single place to track spending, savings, and credit. The Company is headquartered in New York, New York. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since August 16, 2019. MoneyLion Securities, LLC will offer access to an online trading platform where members will be able to transact in securities such as ETFs and stocks.

2. Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes demand deposits held in banks which may, at times, exceed federal insurance limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company has no restrictions on cash deposits. At December 31, 2025 the Company had no cash equivalents.

Affiliate Transaction Balances and Settlement - The Company receives services from the Parent company for which the Company is charged on a monthly basis and settles periodically. Such services are formalized under a service level agreement which documents specific service requirements and pricing. As per the Expense Sharing Agreement, the Parent will pay the vendors on behalf of the Company and pass the expense along on a monthly basis. Receivables/payables related to such pass-through expenses are disclosed in the statement of financial condition as Payable to affiliate and receivable from affiliate.

Income Taxes - The Company followed ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no amounts for income taxes has been recorded in the accompanying statement of operations. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement. The preceding three years are open to examination.

Income Tax Uncertainties **-** The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the statement of financial condition to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

3. Related Party Transactions

Receivable from Affiliate –As of December 31, 2025, the Company had a net receivable of $525,700 which related to a cash sweep to the Parent that occurred in December 2025 and was subsequently sent back to the Company in January 2026.

Payable to Affiliate – According to the Expense Sharing Agreement, the Parent is providing payments to the Company's vendors on behalf of the Company. As of December 31, 2025, the Company had a net payable of $0 related to the above transaction that resulted in a receivable.

4. Commitments and Contingencies

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position. As of December 31, 2025, there were no matters that the Company is aware of that would have a material impact on the financial statement.

5. Regulatory Requirements

The Company is an introducing broker-dealer and does not clear customer transactions, process any retail business or carry customer accounts, and the Company does not claim exemption from the customer protection requirements of SEC Rule 15c3-3.

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-l of the Securities Exchange Act of 1934 ("Rule 15c3-l"). The Company computes its net capital under Rule 15c3-l, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. At December 31, 2025, the Company's required minimum net capital was $5,000.

As of December 31, 2025, the Company was not in compliance with the minimum net capital requirements of Rule 15c3-1. At year-end the company had a net capital deficiency of $(55,105), which was $60,105 below the minimum requirement of $5,000.

The deficiency is a result of the cash sweep performed by the Parent's Treasury department in December 2025. Upon the discovery of the deficiency, cash was immediately moved back to the Company to cure the net capital deficiency in January 2026 (see subsequent events).

The company is aware of the deficiency and has created adequate dual signatory (requiring FinOp's signature) on all cash movements to eliminate the risks that this could occur in the future.

6. **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer. The Company is not currently active in trading or acting as a broker-dealer and does not currently have any revenue in the year ended 2025. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses the balance sheet to evaluate the results of the business, predominantly ensuring that net capital requirements are being met. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure net capital adequacy via the balance sheet of the segment are the same as those described in the summary of significant accounting policies.

7. **Going Concern**

The Company has incurred a net loss of $(249,651) during the year ended December 31, 2025. The Company has obtained a letter of committed support from its ultimate parent company, Gen Digital Inc., indicating that Gen Digital, Inc. has the intent and ability to support the Company through at least one year from the date these financial statements were issued. This commitment will allow the Company to meet its obligations and continue as a going concern.

8. **Subsequent Events**

The Company has reviewed events that occurred after December 31, 2025 through the date the financial statements were issued and the Company had one subsequent event that occurred related to the cash sweep received by the Company from its' Parent of $694,000 on January 8th, 2026.